FSD PHARMA ANNOUNCES CLOSING OF C$10.125 MILLION PRIVATE PLACEMENT TO INSTITUTIONAL INVESTORS

TORONTO (June 9, 2020) - FSD Pharma Inc. (NASDAQ: HUGE) (CSE: HUGE.CN) (FRA: 0K9A) (the "Company") announces the closing of a previously announced private placement of 1,500,000 of the Company's Class B Subordinate Voting Shares ("Shares") at a price of C$6.75 per Share and warrants to purchase 1,500,000 Shares (cumulatively, the "Securities") of the Company to certain institutional investors for gross proceeds, before deducting placement fees and other estimated offering expenses payable by the Company, of approximately C$10.125 million. The warrants have a five-year term and an exercise price of C$9.65 per share.

The Company has also granted the placement agents an option to arrange for purchases of up to an additional C$10.125 million of Securities on the terms above for a period of 30 days following the initial closing. The net proceeds from this private placement are expected to be used for working capital and other general corporate purposes.

The securities sold in this private placement were issued pursuant to an exemption from registration under the Securities Act of 1933 (the "Securities Act"). The Securities have not been and will not be registered under the Securities Act, or applicable state securities laws, and accordingly may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About FSD Pharma

FSD Pharma Inc. (Nasdaq: HUGE; CSE: HUGE.CN; FRA: 0K9A) is a publicly traded holding company, since May 2018.

FSD BioSciences Inc., a wholly-owned subsidiary, is a specialty biotech pharmaceutical R&D company focused on developing over time a robust pipeline of FDA-approved synthetic compounds targeting the endocannabinoid system of the human body to treat certain diseases of the central nervous system and autoimmune disorders of the skin, GI tract and the musculoskeletal system.

Through our acquisition of Prismic Pharmaceuticals in 2Q19, the Company is also making an effort to help address the opioid crisis by developing opioid-sparing prescription drugs utilizing the ultramicronized formulation of palmitoylethanolamide (PEA).

The Company has a Phase 1 first-in-human safety and tolerability trial for its lead candidate, FSD-201, currently underway in Australia.

FSD's wholly-owned subsidiary, FV Pharma, is a licensed producer under Canada's Cannabis Act and Regulations, having received its cultivation license on October 13, 2017, and its full Sale for Medical Purposes license on June 21, 2019 . The Company is licensed to cultivate cannabis in approximately 25,000 square feet of its facility in Cobourg, Ontario.

Forward-Looking Statements

Neither the Canadian Securities Exchange nor its regulation services provider accept responsibility for the adequacy or accuracy of this release.

Certain statements contained in this press release constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities laws (collectively, "Forward-Looking Information"). Forward-Looking Information includes, but is not limited to, information with respect to FSD Pharma's strategy, plans or future financial or operating performance, receipt of any U.S. Food and Drug Administration ("FDA") approvals, the costs associated with such planned trials, our ability to obtain required funding and the terms and timing thereof, development of any FDA approved synthetic compounds, the successful treatment of diseases by such compounds, the ability to address the opioid crisis, the development of opioid sparing prescription drugs utilizing the micronized formulations of palmitoylethanolamide ("PEA"), and the objectives and timing of the initiation of Phase 1 first-in-human safety and tolerability trials for FSD 201 micro-PEA The use of words such as "budget", "intend", "anticipate", "believe", "expect", "plan", "forecast", "future", "target", "project", "capacity", "could", "should", "focus", "proposed", "scheduled", "outlook", "potential", "estimate" and other similar words, and similar expressions and statements relating to matters that are not historical facts, or statements that certain events or conditions "may" or "will" occur, are intended to identify Forward-Looking Information and are based on FSD Pharma's current beliefs or assumptions as to the outcome and timing of such future events. Such beliefs or assumptions necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such Forward‐Looking Information. Certain of these risks and uncertainties are described in the Company's continuous disclosure filings available under the Company's SEDAR profile at www.sedar.com. Forward‐Looking Information is not a guarantee of performance. The Forward-Looking Information contained in this press release is made as of the date hereof, and FSD Pharma is not obligated to update or revise any Forward-Looking Information, whether as a result of new information, future events or otherwise, except as required by law. Because of the risks, uncertainties and assumptions contained herein, investors should not place undue reliance on Forward Looking-Information. The foregoing statements expressly qualify any Forward-Looking Information contained herein.

For further information:

Sandy Huard, Head of Communications, FSD Pharma, Inc.

sandy@fsdpharma.com

(647) 864-7969

Investor Relations

IR@fsdpharma.com

www.fsdpharma.com

Or

LHA Investor Relations

Sanjay M. Hurry

shurry@lhai.com

(212) 838-3777

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